UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NOVA BIOSOURCE FUELS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

65488W 10 3

(CUSIP Number)

Dallas Neil

2004 Silver Tips Cluster

Missoula, Montana 59808

(406) 728-1707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65488W 10 3

1.	Names of Reporting Persons Dallas Neil

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,283,744

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,283,744

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,283,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned and amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of Nova Biosource Fuels, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 363 N. Sam Houston Parkway East, Suite 630, Houston, Texas, 77060.

Item 2.	Identity and Background

(a)           Dallas Neil (referred to herein as the “Reporting Person”)

(b)           2004 Silver Tips Dr

Missoula, MT 59808

(c)           The principal occupation of the Reporting Person is self-employed.  The Issuer’s address is provided in Item 1 above.

(d)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Reporting Person acquired his shares of common stock of the Issuer by way of a share exchange transaction, with the consideration for the Reporting Person’s acquisition of shares of Issuer common stock being the Reporting Person’s shares of common stock of Biosource America, Inc., a Texas corporation (“Biosource”). The disclosures set forth in Item 4 are incorporated herein by reference.

Item 4.	Purpose of Transaction

On March 30, 2006, the Issuer entered into a share exchange agreement (the “Share Exchange Agreement”) with Biosource and holders of shares of capital stock of Biosource (collectively the “Biosource Stockholders”).  Pursuant to the Share Exchange Agreement, each Biosource Stockholder exchanged three shares of common stock of Biosource America for two shares of common stock of the Issuer (the “Share Exchange”).  The Share Exchange closed on March 31, 2006 and, as a result, the Issuer issued 40,000,000 shares of its common stock for the surrender of certificates in exchange therefor and Biosource became a subsidiary of the Issuer.  Under the terms of the Share Exchange Agreement, the Issuer declared a three-for-two forward stock split in the form of a stock dividend payable on April 24, 2006 to holders of record on April 10, 2006.  After the Share Exchange and three-for-two forward stock split, the Reporting Person beneficially owned 10,387,500 shares of the Issuer.

Beginning on February 12, 2008 and through May 6, 2008, the Reporting Person sold an aggregate of 3,103,756 shares for aggregate gross proceeds of $3,724,878.84.  The information set forth in Item 5(c) below is herein incorporated by reference.

Except as described in Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 7,283,744 shares of common stock of the Issuer, which equals approximately 6.6% of the 110,104,504 outstanding shares of common stock of the Issuer as of May 6, 2008.

(b)           The Reporting Person has sole voting and dispositive power as to 7,283,744 shares.

(c)           Information with respect to all transactions in the shares beneficially owned by the Reporting Person which were effected in open market transactions on the American Stock Exchange during the past sixty days is as follows:

Date	Number of Shares Purchased (Sold)	Price per Share ($)
03/13/08	(25,000)	1.9000
03/14/08	(27,000)	1.8817
03/17/08	(20,000)	1.7679
03/18/08	(31,300)	1.6469
03/19/08	(683,162)	1.3039
03/20/08	(78,538)	1.2434
03/26/08	(135,000)	1.4325
4/14/2008	(77,244)	1.3575
4/15/2008	(138,051)	1.3500
4/16/2008	(353,485)	1.3519
4/21/2008	(9,202)	1.3500
4/22/2008	(18,028)	1.2501
4/23/2008	(207,229)	1.2535
5/5/2008	(616,365)	0.9053
5/6/2008	(584,152)	0.9023

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person is party to a consulting agreement with the Issuer.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

2.1

Share Exchange Agreement, dated as of March 30, 2006, entered into between the Issuer, Biosource America, Inc. and the shareholders of Biosource America, Inc., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2008
Date
/s/ Dallas Neil
Signature
Dallas Neil
Name/Title